

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 28, 2012

<u>Via E-mail</u>
Mr. Steven P. Alsene
Chief Financial Officer
Rotech Healthcare Inc.
2600 Technology Drive, Suite 300
Orlando, Florida 32804

      Re: **Rotech Healthcare Inc.**
                Form 10-K for Fiscal Year Ended December 31, 2011
                Filed March 14, 2012
                Form 10-Q for Fiscal Quarter Ended June 30, 2012
                Filed August 10, 2012
                File No. 000-50940

Dear Mr. Alsene:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/Tia L. Jenkins

                Tia L. Jenkins
                Senior Assistant Chief Acountant
                Office of Beverages, Apparel, and Mining